Exhibit 99.2

ANALYST PRESENTATION MARCH 23, 2023 A LEADING SPECIALTY VACCINE COMPANY FULL YEAR 2022 RESULTS & CORPORATE UPDATE

Disclaimer Valneva – FY 2022 Analyst Presentation March 23, 2023 2 This presentation does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, Valneva SE shares to any person in the USA or in any jurisdiction to whom or in which such offer or solicitation is unlawful . Valneva is a European company . Information distributed is subject to European disclosure requirements that are different from those of the United States . Financial statements and information may be prepared according to accounting standards which may not be comparable to those used generally by companies in the United States . This presentation includes only summary information provided as of the date of this presentation only and does not purport to be comprehensive . Any information in this presentation is purely indicative and subject to modification at any time without notice . Valneva does not warrant the completeness, accuracy or correctness of the information or opinions contained in this presentation . None of Valneva, or any of its affiliates, directors, officers, advisors and employees is under any obligation to update such information or shall bear any liability for any loss arising from any use of this presentation . The information has not been subject to independent verification and is qualified in its entirety by the business, financial and other information that Valneva is required to publish in accordance with the rules, regulations and practices applicable to companies listed on Euronext Paris and the NASDAQ Global Select Market, including in particular the risk factors described in Valneva’s universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers, or AMF) on March 23 , 2022 (document d’enregistrement universel 2021 ) under number D . 22 - 0140 (the “ 2021 URD”), as completed by an amendment to the 2021 universal registration document filed with the AMF on September 30 , 2022 under number D . 22 - 0140 - A 01 , and in the Form 20 - F filed with the U . S . Securities and Exchange Commission (SEC) on March 24 , 2022 , as well as the information in any other periodic report and in any other press release, which are available free of charge on the websites of Valneva (www . valneva . com) and/or the AMF (www . amf - france . org) and SEC (www . sec . gov) . Certain information and statements included in this presentation are not historical facts but are forward - looking statements, including statements with respect to revenue guidance, the progress, timing, completion, and results of research, development, regulatory milestones, and clinical trials for product candidates and estimates for future performance of both Valneva and certain markets in which it operates . The forward - looking statements (a) are based on current beliefs, expectations and assumptions, including, without limitation, assumptions regarding present and future business strategies and the environment in which Valneva operates, and involve known and unknown risk, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward - looking statements, (b) speak only as of the date this presentation is released, and (c) are for illustrative purposes only . Investors are cautioned that forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Valneva . This presentation presents information about VLA 1553 , an investigational vaccine candidate that has not been approved for use and has not been determined by any regulatory authority to be safe or effective .

Agenda Valneva – FY 2022 Analyst Presentation March 23, 2023 3 Introduction Business Update Financial Report FY 2022 Newsflow Q&A Financial Outlook

Valneva Reports Full Year 2022 Results and Provides Corporate Updates Continued progress across R&D Pipeline ▪ Chikungunya : BLA under review ▪ Lyme disease : Phase 3 VALOR study with Pfizer ongoing ▪ COVID - 19: First full MAA by EMA; No further investments ▪ Acceleration of pre - clinical activities : Building R&D pipeline Significant rebound of commercial business ▪ Capitalized on strong recovery in the travel segment ▪ Additional third - party sales Strong full - year 2022 revenues and cash position ▪ Total revenues of €361.3m (82.3% product sales increase) ▪ Cash position of €289.4m (Year - end) Strengthened shareholder base with successful upsized follow - on offering; new major long - term shareholders including Pfizer Valneva – FY 2022 Analyst Presentation March 23, 2023 4

Agenda Valneva – FY 2022 Analyst Presentation March 23, 2023 5 Introduction Business Update Financial Report FY 2022 Newsflow Q&A Financial Outlook

Most advanced Chikungunya program in development worldwide

VLA1553 - Live-attenuated CHIKV vaccine candidate targeting long-lasting, high sero-response with a single shot

CHIKV Vaccine Candidate VLA1553

- **Live-attenuated**, **single** dose
- Based on **La Reunion strain** of East Central South African genotype
- **Attenuation by reverse genetics,** 60aa deletion within the non-structural nsP3 protein

Development Status – Under FDA Review

- **Pivotal** Phase 3 Trials met **Primary Endpoints:**
  - Sero-response rate
  - Lot-to-Lot consistency
- Positive **12-month antibody persistence** reported; long-term persistence trial ongoing
- Adolescents trial fully enrolled; **first data expected mid-2023**

Regulatory Milestones

- **Priority Review** of biologics license application (BLA) ongoing; **PDUFA action date** currently assigned for **end of August 2023**
- Expect to commence **other regulatory processes** in H2 2023, incl. EMA
- Granted FDA **Fast Track and Breakthrough;** EMA **PRIME** designations

Target Populations & Geographic Reach

- **Non-endemic** countries: travelers / military / outbreak preparedness in U.S., EU, CAN
- **Endemic** use: Partnered with CEPI and Instituto Butantan, including local manufacturing

Valneva – FY 2022 Analyst Presentation March 23, 2023 6

*VLA1553 is an investigational chikungunya vaccine candidate and is not approved for use in the United States or any other jurisdiction

VLA1553: Clinical Highlights[1,2]

Key data

Immunogenicity Data	Safety Data[1]
▪ Seroresponse[3] Rate (SRR) in 99% of participants after a single vaccination ▪ Immunogenicity profile maintained over time: 99% SRR after 12 months[4] ▪ Older adults (≥ 65 years) achieved similar SRR and neutralizing antibody titers as younger adults (<65 years)[1,4] ▪ 100% seroconversion after 14 days and sustained to Month 12 in preceding trial[2]	▪ VLA1553 was generally well tolerated among the 3,082 subjects evaluated for safety ▪ Approximately 50% of study participants experienced solicited systemic adverse events, most commonly headache, fatigue and myalgia ▪ Majority of solicited adverse events mild or moderate. 2.0% of study participants reported severe solicited adverse events, most commonly fever.

1 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate. 2 Wressnigg et al, Lancet ID: https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(20)30238-3/fulltext; 3 CHIKV neutralizing antibody titer of ≥150 by $\mu PRNT_{50}$ (Micro Plaque Reduction Neutralization Test), agreed with regulators to be used as a surrogate endpoint in Phase 3; 4 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate

Valneva – FY 2022 Analyst Presentation March 23, 2023

VLA1553 Fits Perfectly Within our Existing Commercial Infrastructure High - caliber team with significant experience in the vaccine space Commercial infrastructure established in most key travel markets; footprint extended through distribution partners Commercial infrastructure established in most key travel markets; footprint extended through distribution partners Highly experienced teams with deep expertise in vaccine commercialization Highly experienced teams with deep expertise in vaccine commercialization Integrated sales, marketing, medical and government affairs capabilities focused on unlocking brand potential Integrated sales, marketing, medical and government affairs capabilities focused on unlocking brand potential Data driven insights and digital tools to enhance commercial capabilities Data driven insights and digital tools to enhance commercial capabilities Commercial Footprint Valneva Distributors Producer & Distributor Valneva – FY 2022 Analyst Presentation March 23, 2023 8

Only Lyme Disease Vaccine in Advanced Clinical Development Today

VLA15: multivalent recombinant protein vaccine candidate



1. **Phase 3 study initiated by Pfizer[1] supported by positive results for three Phase 2 clinical trials[2,3,4], including first pediatric data[5]; Trial design and timelines under review after uncovering GCP violations by 3rd-party operator[6]**
2. **Exclusive, worldwide partnership with Pfizer; terms updated in June 2022 in conjunction with Pfizer's €90.5 ($95) million equity investment in Valneva[7]**
3. **Investigational multivalent vaccine (six serotypes) designed to protect against Lyme disease in the United States and Europe**
4. **Follows established mechanism of action for a Lyme disease vaccine candidate**
5. **Fast Track Designation granted by U.S. FDA in July 2017**

1 Pfizer and Valneva Initiate Phase 3 Study of Lyme Disease Vaccine Candidate VLA15; **2** Valneva announces positive initial results for Phase 2 study of Lyme Disease vaccine candidate; **3** Valneva announces positive initial results for second Phase 2 study of Lyme Disease vaccine candidate VLA15. **4** Valneva and Pfizer Report Further Positive Phase 2 Data for Lyme Disease Vaccine Candidate ; **5** Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate/; **6** Pfizer and Valneva Issue Update on Phase 3 Clinical Trial Evaluating Lyme Disease Vaccine Candidate VLA15; **7** Valneva and Pfizer Enter into an Equity Subscription Agreement and Update Terms of Collaboration Agreement for Lyme Disease Vaccine Candidate VLA15;

Valneva – FY 2022 Analyst Presentation March 23, 2023 9

VLA15 - 221: First positive pediatric data (April 2022 1 ) ▪ Strong immunogenicity profile in adult 2 (ages 18 - 65) and pediatric participants (ages 5 - 17) ▪ More immunogenic in pediatric participants than in adults, with both two - dose and three - dose vaccination schedules; three - dose schedule selected for all ages in Phase 3 ▪ Antibody levels remained above baseline six months after primary vaccination 3 VLA15 - 202: First positive booster data (September 2021) 4 ▪ High antibody responses confirmed across all serotypes and dose groups after primary vaccination series (primary endpoint) 5 ▪ 12 - month booster dose elicited strong anamnestic response VLA15 - 201: First positive immunogenicity data (July 2020) 6 ▪ Immunogenic across all serotypes and dose groups; higher doses elicited higher antibody responses ▪ Immunogenicity profile confirmed, including in older adults (ages 50 - 65) Valneva – FY 2022 Analyst Presentation March 23, 2023 10 Strong Immunogenicity Shown in More Than 1000 People Key data across adult and pediatric trial participants 1 Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate ; 2 Valneva and Pfizer Report Further Positive Phase 2 Data for Lyme Disease Vaccine Candidate ; 3 Valneva and Pfizer Report Six - Month Antibody Persistence Data in Children and Adults for Lyme Disease Vaccine Candidate ; 4 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate , 5 Valneva Announces Positive Initial Results for Second Phase 2 Study of Lyme Disease Vaccine Candidate VLA 15 6 Valneva Announces Positive Initial Results for Phase 2 Study of Lyme Disease Vaccine Candidate

Advanced, Focused and Differentiated Clinical Pipeline and promising early stage targets

R&D pipeline overview

R&D Portfolio

Program	Discovery	Pre-Clinical	Phase 1	Phase 2	Phase 3	Commercial	Next Inflection Point	Development Partners
VLA1553[2]: Chikungunya						***Potentially eligible for PRV***	Potential BLA approval 3Q 23	*CEPI/ Butantan (LMIC)*
VLA15[3]: Lyme disease							Working with regulatory authorities on potential modifications of the clinical trial plan	Pfizer
VLA84: Clostridium difficile							Developed to EoP2/ on-hold	*Open to partnering*
VLA1601: Zika							Potential clinical re-entry end 2023/ early 2024	-
VLA1554: hMPV							Initial pre-clinical PoC completed	*Partnering under evaluation*
VLA2112: EBV							Antigen identification by end 2023	-
Campylobacter							Pre-clinical entry subject to gating criteria	
Parvovirus							Pre-clinical entry subject to gating criteria	

Valneva – FY 2022 Analyst Presentation March 23, 2023 11

Agenda Valneva – FY 2022 Analyst Presentation March 23, 2023 12 Introduction Business Update Financial Report FY 2022 Newsflow Q&A Financial Outlook

Full Year 2022 Financials: Total Revenues of €361.3 million Growth driven by significant increase in product sales 1 Third party products sold by Valneva, 2 YoY comparison for same period DUKORAL®, €17,3m Third party products, €26,5m IXIARO®/JESPECT®, €28,8m IXIARO®/JESPECT® U.S. Military, €12,5m VLA2001 (COVID - 19), €29,6m Direct sales 91.1% Net product sales €114.8m €361.3m €348.1m 2022 2021 Total Revenues² +3.8% €114.8m €63.0m 2022 2021 Product sales +82.3% Valneva – FY 2022 Analyst Presentation March 23, 2023 13

Full Year 2022 Financials: Product Sales of €114.8m Strong growth driven by recovery of travel segment and performance of 3rd - party products Valneva – FY 2022 Analyst Presentation March 23, 2023 14 * FY 2021 recalculated at constant exchange rate (CER; actual average FY 2022 exchange rates) €m (unaudited) FY 2022 FY 2021 FY 2021 at CER* % % at CER IXIARO ® /JESPECT ® 41.3 45.1 50.8 - 8.4% - 18.6% DUKORAL ® 17.3 2.4 2.4 +610% +629% Third party products 26.5 15.4 15.7 +72.1% +69.2% COVID - 19 vaccine 29.6 - - - - Total product sales 114.8 63.0 68.9 +82.3% +66.7% IXIARO ® /JESPECT ® (excluding US Military) 28.8 7.1 7.3 +307% +292%

Full year 2022 Income Statement Adjusted EBITDA of - €69.2m Valneva – FY 2022 Analyst Presentation March 23, 2023 15 1 FY 2022 Adjusted EBITDA was calculated by excluding € 74 . 1 million (FY 2021 : € 26 . 3 million) of income tax expense, finance income/expense, foreign exchange gain/(loss), results from investments in associates, depreciation, amortization and impairment from the € 143 . 3 million (FY 2021 : € 73 . 4 million) loss for the period as recorded in the consolidated income statement under IFRS . €m (2022 audited) FY 2022 FY 2021 Product sales 114.8 63.0 Other Revenues 246.5 285.1 Revenues 361.3 348.1 Cost of goods and services (324.4) (187.9) Research and development expenses (104.9) (173.3) Marketing and distribution expenses (23.5) (23.6) General and administrative expenses (34.1) (47.6) Other income / (expense), net 12.2 23.0 Operating loss (113.4) (61.4) Finance, investment in associates & income taxes (29.8) (12.0) Profit/loss for the period (143.3) (73.4) Adjusted EBITDA 1 (69.2) (47.1)

Full Year 2022 Financials: Impact of COVID - 19 Program on P&L COVID - 19 reported as separate segment as of 2021 Valneva – FY 2022 Analyst Presentation March 23, 2023 16 1 FY 2022 Adjusted EBITDA was calculated by excluding €74.1 million of income tax expense, finance income/expense, foreign exchange gain/(loss), results from investments in associates, depreciation, amortization and impairment from the €143.3 million loss for the period as recorded in the consolidated income statement under IFRS. €m (2022 audited) FY 2022 Group FY2022 COVID only FY 2022 excl. COVID Product sales 114.8 29.6 85.2 Other Revenues 246.5 280.0 (34.3) Revenues 361.3 309.6 51.7 Cost of goods and services (324.4) (267.1) (57.3) Research and development expenses (104.9) (72.8) (32.2) Marketing and distribution expenses (23.5) (2.8) (20.7) General and administrative expenses (34.1) (19.4) (14.7) Other income / (expense), net 12.2 9.6 2.6 Operating loss (113.4) (42.8) (70.6) Finance result and income taxes (29.8) - (29.8) Profit/loss for the period (143.3) (42.8) (100.4) Adjusted EBITDA 1 (69.2) (15.2) (54.0)

Full Year 2022 Financials: Balance Sheet 2021/2022 Net assets impacted by COVID write - downs Valneva – FY 2022 Analyst Presentation March 23, 2023 17 €m (2022 audited) December 31st, 2022 December 31st, 2021 NON - CURRENT ASSETS 196.7 231.5 - Property, Plant & Equipment 112.4 125.5 - Other Non - current Assets 84.2 106.0 CURRENT ASSETS 424.7 585.8 - Inventory 35.1 124.1 - Trade Receivables & Other current assets 100.1 115.0 - Cash & Cash Equivalents 289.4 346.7 TOTAL ASSETS 621.3 817.4

Full Year 2022 Financials: Balance Sheet 2021/2022 (cont.) Liabilities and equity impacted by COVID/Lyme contracts and public offering Valneva – FY 2022 Analyst Presentation March 23, 2023 18 €m (2022 audited) December 31st, 2022 December 31st, 2021 EQUITY 219.8 170.6 NON - CURRENT LIABILITIES 124.2 277.8 - Refund Liabilities 6.6 159.0 - Borrowings and Other Non - Current Liabilities 117.5 118.8 CURRENT LIABILITIES 277.4 369.0 - Trade Payables & Accruals 41.5 68.1 - Contract Liabilities 9.4 124.0 - Refund Liabilities 136.5 95.6 - Provisions 31.3 48.7 - Other Current Liabilities 58.8 32.5 TOTAL EQUITY AND LIABILITIES 621.3 817.4

Agenda Valneva – FY 2022 Analyst Presentation March 23, 2023 19 Introduction Business Update Financial Report FY 2022 Newsflow Q&A Financial Outlook

Valneva 2023 Financial Guidance Substantial growth expected from anticipated COVID business Valneva – FY 2022 Analyst Presentation March 23, 2023 20 Total revenues and other income expected between €220 to €260 million, including: • €130 to €150 million of product sales, including marginal COVID - 19 vaccine sales under the Bahrain supply agreement • €90 to €100 million of other income R&D investments expected between €70 million and €90 million

Agenda Valneva – FY 2022 Analyst Presentation March 23, 2023 21 Introduction Business Update Financial Report FY 2022 Newsflow Q&A Financial Outlook

Key Upcoming Catalysts and News Flow in 2023 Valneva – FY 2022 Analyst Presentation March 23, 2023 22 Chikungunya vaccine candidate VLA1553 ▪ First adolescent study results mid - 2023 ▪ Potential BLA approval and first launch, Potential PRV sale ▪ Additional ex - U.S. regulatory submissions in H2 Lyme disease vaccine candidate VLA15 ▪ Clarity on Phase 3 clinical study plans in H1; continued trial execution ▪ Additional antibody persistence results in H2 Additional news flow ▪ Potential DoD contract for IXIARO ® in H1 ▪ Progression of selected pre - clinical programs towards clinical entry ▪ Potential augmenting clinical pipeline through program acquisition or partnering

Valneva is Poised for Substantial Growth Led by potential new product launches Additional potential growth drivers: ▪ Continued recovery of travel market to pre - COVID levels and beyond ▪ New U.S. DoD contract for IXIARO ® expected 2023 ▪ Further expansion of 3 rd - party distribution segment ▪ Potential in - licensing or acquisition of additional clinical and/or commercial - stage product(s) IXIARO ® DUKORAL ® VLA1553 IXIARO ® DUKORAL ® IXIARO ® DUKORAL ® VLA1553 VLA15 3PP 3PP 3PP Today 1 - 2 years 3 - 4 years Valneva – FY 2022 Analyst Presentation March 23, 2023 23

Thank you Merci Danke Tack